FinServ Acquisition Corp.

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of Americas

New York, NY 10105

(646) 965-8218

October 25, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Michael Killoy

Re:	FinServ Acquisition Corp.

Registration Statement on Form S-1

Filed October 11, 2019

File No. 333-234182

Dear Mr. Killoy:

FinServ Acquisition Corp. (the “Company,” “FinServ,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated October 17, 2019 (the “Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold italics font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the marked version of the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form S-1 filed October 11 2019

FinServ Acquisition Corp. Financial Statements

Notes to Financial Statements

Note 8 - Subsequent Events, page F-16

1.	Please disclose the date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

In response to the Staff’s comment, we have revised our Registration Statement to include the requested information.

* * * * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 25, 2019

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact FinServ’s legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

FINSERV ACQUISITION CORP.

By:	/s/ Lee Einbinder
Name:	Lee Einbinder
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Kirkland & Ellis LLP